UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company)
GOODY’S FAMILY CLOTHING, INC.
(Name of Person(s) Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Classes of Securities)
382588101
(CUSIP Number of Classes of Securities)

REGIS HEBBELER, ESQ.
Senior Vice President, General Counsel
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
(865) 966-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing)
WITH COPIES TO:
MARTIN NUSSBAUM, ESQ.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 27, 2005, Goody’s Family Clothing, Inc. (the “Company”) issued the following press release:
GOODY’S FAMILY CLOTHING INC. AND AFFILIATES OF GMM CAPITAL AND PRENTICE
CAPITAL ENTER INTO A DEFINITIVE AGREEMENT FOR THE ACQUISITION OF GOODY’S
FOR $9.60 PER SHARE
NEW YORK, NEW YORK and KNOXVILLE, TENNESSEE (October 27, 2005) — Goody’s Family Clothing, Inc. (NASDAQ: GDYS), GMM Capital LLC and Prentice Capital Management, LP, today announced that they have entered into a definitive agreement providing for affiliates of GMM and Prentice to acquire Goody’s for an all cash price of $9.60 per share.
About the Transaction
Under the terms of the agreement, affiliates of GMM and Prentice will commence a tender offer for all of the issued and outstanding shares of common stock of Goody’s Family Clothing, Inc. for $9.60 per share. Consummation of the tender offer is subject to certain terms and conditions, including the tender of such number of shares, which together with the shares beneficially owned by GMM and Prentice equal at least 51% of the outstanding common stock, on a fully diluted basis. Subsequent to the successful completion of the tender offer, any remaining shares of Goody’s common stock will be acquired in a cash merger at a price of $9.60 per share. The merger agreement in the form executed by affiliates of GMM and Prentice contains substantially the same terms as are in the Agreement and Plan of Merger with certain affiliates of Sun Capital Partners IV, dated October 7, 2005. Robert M. Goodfriend, Chairman and Chief Executive Officer of Goody’s, members of his family and family trusts who beneficially own an aggregate of approximately 42% of the outstanding shares have agreed to tender their shares in the transaction. Mr. Goodfriend and his family and related entities also granted an option to affiliates of GMM and Prentice to acquire their shares at the merger price of $9.60 per share. The option would be exercisable for a 30-business-day period in the event that the GMM/Prentice merger agreement is terminated as a result of a Superior Proposal (as defined in the merger agreement) and under certain other circumstances if Goody’s terminates the merger agreement. If such option were exercised, GMM and Prentice would beneficially own an aggregate of approximately 48% of the outstanding shares of common stock of Goody’s, inclusive of shares already owned by them.
Consummation of the transaction is not conditioned upon financing or due diligence.
The Board of Directors of Goody’s has unanimously approved the transaction. Rothschild, Inc. is providing financial advisory services to the Board.
Goody’s had previously entered into an Agreement and Plan of Merger with certain affiliates of Sun Capital Partners IV on October 7, 2005, at a cash price of $8.00 per share. Goody’s received an all cash offer of $8.85 per share from GMM and Prentice on October 23, 2005 and its Board of Directors determined that such offer was a Superior Proposal (as such term is defined in the Agreement and Plan of Merger with the Sun Capital affiliates). As required under the merger agreement with the Sun Capital affiliates, Goody’s provided four-business-day’s notice to the Sun Capital affiliates that it intended to terminate the merger agreement with the Sun Capital affiliates at the close of business on October 27, 2005, on the basis of its receipt of a Superior Proposal. During such four-business-day period, Goody’s was required to negotiate in good faith with the Sun Capital affiliates with respect to a possible revised proposal (unless Sun Capital affiliates elected to terminate the merger agreement sooner or waived the four-business-day period). Sun Capital provided written notice to Goody’s last night that it had terminated the merger agreement and of its entitlement to the termination fee and expenses under the merger agreement. Goody’s Board subsequently approved a revised proposal of $9.60 from Prentice and GMM after having received another bid from a third party.
Mr. Goodfriend commented, “We are pleased that this transaction provides a price that represents a 20% premium over the agreement we had signed with Sun Capital. We are proud that the well-respected GMM and Prentice organizations recognized the value of the business we have built. I believe that the lengthy and thoughtful process that our Board of Directors has presided over helped us to maximize shareholder value. I wish to thank all of the Goody’s associates who have worked tirelessly to help us achieve this result.”
Michael Zimmerman of Prentice Capital commented, “We are excited about our acquisition of Goody’s and its highly respected organization. We look forward to applying the combined experience of GMM Capital and Prentice Capital in retailing to help the great Goody’s franchise to realize its full potential.”
About Goody’s Family Clothing, Inc.
Goody’s, headquartered in Knoxville, Tennessee, is a retailer of moderately priced family apparel, and with the opening of two new stores on October 20, 2005, and the temporary closure of five stores due to hurricane damage, currently operates 371 stores in the 20 states of Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia and West Virginia.
Additional Information
The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Goody’s Family Clothing, Inc. At the time the tender offer is commenced, affiliates of GMM and Prentice will file a Tender Offer Statement and Goody’s Family Clothing, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Goody’s Family Clothing, Inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC’s website at www.sec.gov.
This press release contains certain forward-looking statements which are based upon current expectations relating to the expected timing and scope of the acquisition and these statements involve material risks and uncertainties including, but not limited to the satisfaction of the conditions to closing of the tender offer, which include:
(i)	that such number of shares are tendered, which, together with the shares beneficially owned by GMM and Prentice, equal at least 51% of the Company’s fully diluted shares;

(ii)	that there be no event or occurrence which would have a material adverse effect on the Company;

(iii)	that there be no law, order or injunction that would affect the ability of the parties to consummate the tender offer;

(iv)	that there be no action by a governmental authority challenging the transaction;

(v)	that the Company comply with its covenants and not have breached its representations and warranties (subject to applicable materiality qualifiers); and

(vi)	certain other conditions to be met by the Company.
Readers are cautioned that any such forward-looking statement is not a guarantee of future results and involves risks and uncertainties, and that actual results and outcomes may differ materially from those projected in the forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if future changes make it clear that any projected results or outcomes expressed or implied therein will not be realized. The Company does not undertake to publicly update or revise its forward-looking statements even if future changes make it clear that any projected results or outcomes expressed or implied therein will not be realized. Additional information on risk factors that could potentially affect the Company’s financial results may be found in the Company’s 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission and in subsequent filings with the Securities and Exchange Commission. Certain of such filings may be accessed through the Company’s web site, www.goodysonline.com, then choose “SEC Filings.”

Contact:	Edward R. Carlin
Chief Financial Officer
(865) 966-2000

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